                                                                    Exhibit 99.4


                                 HOLLINGER INC.
Dear Shareholder,
                        National Policy Statement No. 41
                          Interim Financial Statements
As a non-registered shareholder, you have the option to receive our interim financial statements. If you want to receive them, please complete, sign and return this card. Your name will then be placed on the Supplemental Mail List and maintained by us (or on our behalf) as required by the Policy.

This election must be renewed each year in order to enable us to make sure we are only mailing interim financial statements to persons who continue to be non-registered shareholders. Accordingly, as long as your status remains the same with the custodian of your shares, you will receive a new election card each year which you will have to complete, sign and return in order to continue receiving interim financial statements.

                                 HOLLINGER INC.

                    Request for Interim Financial Statements

NAME: ________________________________________________________________
      (PLEASE PRINT)

ADDRESS: _____________________________________________________________

______________________________________________________________________

__________________________________________ Postal Code _______________

I confirm that I am a beneficial holder of retractable common shares of Hollinger Inc.

SIGNATURE: _______________________________ DATE: _______________, 2000

Note: If you are concerned about the confidentiality of the information on this card, please enclose it in an envelope and send it to the address shown on the back.